SAMSON OIL & GAS ADVISES ON THE EARL #1-13H WELL

Denver 1700 hours 12th April, 2011, Perth 0700 hours, 13th April, 2011

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that fracture stimulation operations on the Earl #1-13H have been completed with all 20 stages pumped. The stimulation placed 2.1 million pounds of proppant. Flow back operations are due to commence in 24 hours after the flow back equipment is moved from the Rodney location.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 271 million options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$3.45 per ADS on April 12th, 2011 the company has a current market capitalization of approximately US$344 million.  Correspondingly, based on the ASX closing price of A$0.175 on April 12th, 2011, the company has a current market capitalization of A$344 million.  The options have been valued at their closing price of A$0.16 on April 12th, 2011 and translated to US$ at the current exchange of 1.04725 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on
303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.